August 4, 2014

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller and Mr. Ron Winfrey

Re:	PetroQuest Energy, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 5, 2014 File No. 001-32681

Dear Messrs. Hiller and Winfrey:

This letter is in response to your letter dated July 31, 2014, to PetroQuest Energy, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K for the Year Ended December 31, 2013 (the “Form 10-K”). For your convenience, the responses are preceded by the Staff’s comment.

Form 10-K for Fiscal Year Ended December 31, 2013

Business and Properties Items, page 4

Oil and Gas Reserves, page 7

1.	We note the disclosure of the proved undeveloped reserves that you developed in 2013 as well as the corresponding figures in your annual reports for 2009-2012. The portion of the available PUD reserves that you converted each year appears to be approximately 7, 4, 5, 27 and 7 percent for the years 2009-2013, with a cumulative conversion percentage over these five years of about 50%. Therefore, your historical experience does not appear to support your statement “We expect all of our PUD reserves at December 31, 2013 to be developed over the next five years,” nor similar statements made in your annual reports for the 2009-2012 fiscal years. Please address the following points:

•	Explain to us the circumstances which have led to these results.

400 E. Kaliste Saloom Rd., Suite 600 • Lafayette, Louisiana 70508

P.O. Box 51205 • Lafayette, LA 70505-1205 • (337) 232-7028 • Fax (337) 232-0044

U.S. Securities and Exchange Commission

August 4, 2014

•	Tell us how the five year totals for development costs incurred and PUD conversion capital expended, of about $107 million and $18 million, compare to your future budgets and plans and expectations for conversion.

•	Furnish us with an analysis comparing the PUD locations that had been scheduled to be drilled in 2011 in your year-end 2010 reserve report, 2012 in your year-end 2011 reserve report and 2013 in your year-end 2012 reserve report, to those PUD locations that were actually drilled in each of these years.

•	Tell us whether you have scheduled any 2013 PUD reserves to be developed beyond five years after initial booking.

•	Explain how your PUD reserves comply with the criteria set forth in Rule 4-10(a)(31)(ii) of Regulation S-X: “Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.”

Response 1:

The Company believes that its policies regarding the estimation of proved reserves are in compliance with the provisions set forth in Rule 4-10(a)(31)(ii) of Regulation S-X as they relate to the classification of Proved Undeveloped Reserves (“PUDs”). We confirm our disclosure on page 7 of our Annual Report on Form 10-K for the year ended December 31, 2013 in which we state, “At December 31, 2013, we had no PUD reserves that had been booked for longer than five years.” Furthermore, the Company confirms that at December 31, 2013, there were no PUD reserves scheduled for development beyond five years from initial booking. We note to the Staff that if we include in future reserve estimates a material amount of PUDs that remain undrilled for five or more years after initial booking, we will include an explanation as required by Item 1203 of Regulation S-K.

At December 31, 2013, the Company had 98.6 Bcfe of PUD reserves that are scheduled to be developed over the next five years. Because 92% of these PUDs are associated with natural gas, the specific timing of the PUD development over the next five years is highly dependent upon the prevailing price of natural gas as well as the cost and availability of oilfield services, including drilling rigs and hydraulic fracturing equipment. Regarding near-term budgets and plans for PUD conversion, the Company estimates that approximately 37 Bcfe of PUDs are scheduled to be developed during the second half of 2014 and the fiscal year ended December 31, 2015 at an estimated cost of approximately $50 million. This compares to approximately $18 million in PUD conversion capital expended over the last five years. We do not believe that the PUD conversion capital expended over the last five years is indicative of our planned future pace of capital spending to develop PUDs as the Company sold and removed because of

U.S. Securities and Exchange Commission

August 4, 2014

low natural gas prices a significant portion of its PUDs over the last five years as discussed in greater detail below.

The Company respectfully submits that the Staff’s calculation methodology indicating a cumulative 50% PUD conversion rate is not completely representative of our PUD reserve activity as it does not consider all of the year-to-year changes with respect to our PUD reserve estimates. At December 31, 2009, the Company had 67.8 Bcfe of PUD reserves (“2009 PUDs”) scheduled to be developed over the following five years. Approximately 28.3 Bcfe of the 2009 PUDs were sold or converted to proved developed reserves through development drilling. Approximately 31.4 Bcfe were removed for technical reasons, including the impact of the low historical 12-month average natural gas price used at December 31, 2012. Additionally, 7.2 Bcfe were removed as a result of the applicable PUDs reaching their five-year limit, primarily due to delays in our scheduled development timing. As of December 31, 2013, only 0.9 Bcfe of the 2009 PUDs remained classified as PUDs. Excluding PUDs removed due to the five year limit, the Company achieved an 88% PUD conversion rate relative to the 2009 PUDs. The 0.9 Bcfe of remaining 2009 PUDs represents less than  1⁄2 of one percent of the Company’s total estimated proved reserves as of December 31, 2013. The Company intends to remove the remaining 2009 PUDs from the proved category during 2014 in conjunction with the five-year limit as our scheduled development timing for these PUDs was delayed.

The following requested analysis is provided as supplemental information:

	12/31/10 Report	12/31/11 Report	12/31/12 Report
Locations scheduled (1)	130	99	26
Locations drilled (2)	26	15	—

(1)	The 2010 and 2011 reports included 87 and 60 locations, respectively, related to the Fayetteville Shale. The Company did not operate any of the drilling in the Fayetteville Shale and thus had limited control over the specific timing of development. The Company sold its Fayetteville Shale assets in December 2012. The 2012 report included 15 locations that were operated by others or subsequently sold.

(2)	Excluding the development drilling controlled by other operators or related to assets that were sold as denoted in (1) above, the differences between wells scheduled to be drilled and wells drilled is primarily the result of changes to our scheduled development timing as a result of lower commodity prices and changes to our capital allocation plans due to additional acreage and producing assets acquired.

U.S. Securities and Exchange Commission

August 4, 2014

Leasehold Acreage, page 12

2.	We note the disclosure of significant undeveloped acreage expiring over the next three years. For 2014, please tell us the extent of proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If applicable, describe the approach you plan to employ to forestall the expiry of such acreage. Given your 2012 disclosure indicating you disposed of 18% of your net undeveloped acreage that would have expired in 2013, please clarify the extent to which you expect a similar approach with future acreage.

Response 2:

The Company does not have any PUD reserves attributed to acreage that has an expiration date preceding the scheduled date for initial development. The Company evaluates expiring acreage periodically to determine if the acreage aligns with its strategic objectives. Based upon this evaluation, the Company can make a determination to either drill wells, negotiate lease extensions, or allow the acreage to expire.

Financial Statements

Oil and Gas Reserve Information, page F-21

3.	Please disclose the information required by FASB ASC 932-235-50-5, including explanations for significant changes in the various line items in the reconciliation of your proved reserves, i.e. details about the circumstances that led to significant changes in reserves for each of the three years presented

Response 3:

The Company respectfully notes the Staff’s comment. In each of the Company’s Annual Reports on Form 10-K for the years ended December 31, 2013, 2012 and 2011, the Company’s disclosure included a narrative explanation of significant changes in proved reserves for the current year. In response to the Staff’s comment, the Company will expand its existing disclosure in future filings (beginning with the Company’s Form 10-K for the fiscal year ending December 31, 2014) to include a description of significant changes to reserve estimates for each of the three years that are presented in the applicable filing in compliance with FASB ASC 932-235-50-5. An example of what the Company proposes to disclose in terms of explanations for significant changes in the reconciliation of proved reserves is as follows:

Year Ended December 31, 2013.

Extensions, discoveries and other additions were primarily due to the success of our Oklahoma, Texas and Gulf Coast drilling programs. We added approximately 23 Bcfe of proved reserves in Oklahoma, 6 Bcfe in the Gulf Coast and 10 Bcfe in Texas. Revisions of previous estimates include approximately 33 Bcfe of proved reserves added as a result

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August 4, 2014

of the increase in the historical 12-month average price per Mcf of natural gas used to calculate estimated proved reserves which was $3.11 per Mcf at December 31, 2013 as compared to $2.20 per Mcf at December 31, 2012. The 35 Bcfe added through purchase of producing properties relates to our Gulf of Mexico acquisition, which closed in July 2013 (See Note 2 – Acquisition).

Year Ended December 31, 2012.

Extensions, discoveries and other additions were primarily due to the success of our Oklahoma, Texas and Gulf Coast drilling programs. We added approximately 27 Bcfe of proved reserves in Oklahoma, 9 Bcfe from the La Cantera discovery in the Gulf Coast and 28 Bcfe in the Carthage Field in Texas from horizontal drilling in the Cotton Valley. Reserve decreases relative to revisions of previous estimates were primarily a result of the significant decrease in the historical 12-month average price per Mcf of natural gas used to calculate estimated proved reserves which was $2.20 per Mcf at December 31, 2012 as compared to $3.34 per Mcf at December 31, 2011. Sale of reserves in place primarily related to the divestment of the Company’s non-operated Arkansas assets.

Year Ended December 31, 2011.

Extensions, discoveries and other additions were primarily due to the success of our drilling programs in Oklahoma in the Woodford Shale and positive performance revisions from our Oklahoma assets. We added approximately 70 Bcfe of proved reserves in Oklahoma, 8 Bcfe from the La Cantera discovery in the Gulf Coast and 9 Bcfe in the Carthage Field in Texas from horizontal drilling in the Cotton Valley.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (337) 232-7028 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Bond Clement
J. Bond Clement Executive Vice President and Chief Financial Officer